Attending to this matter, tel. direct line, fax direct line
KF/Båtelsson, +46 26 26 10 20

Our date
2004-10-01
Your date

Our reference

Your reference

Commission File No. 82-1463

04046070

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

RECEIVED
2004 NOV -9 P 4: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires German engineering company DEPO, dated 30 September 2004, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,
SANDVIK AKTIEBOLAG; (publ)

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

Gunnar Båtelsson
Group Treasurer and VP Finance

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg. NO. 556000-3468
VAT No.SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 22

K 002

Press Release

Sandvik acquires German engineering company DEPO

Sandvik has signed an agreement to acquire the German engineering company DEPO. DEPO provides complete solutions for production of dies and molds for cars, electronics, white goods and consumables of all kinds, such as packaging products and plastic bottles. The market for these kinds of applications is considered to be one of the fastest growing within the engineering industry.

DEPO's sales in 2003 amounted to EUR 30 million. The company is the market leader in Germany. DEPO is based in Marienfeld, Nordrhein-Westfalen, and has some 80 employees.

DEPO will strengthen Sandvik Tooling's position within the die and mold industry. In Germany, DEPO sales and marketing will continue through their existing channels. Outside Germany, DEPO's offering will be marketed through Sandvik Tooling channels.

"Acquiring DEPO offers considerable opportunities for growth and synergies. DEPO has a competitive product portfolio and valuable expertise, which will be combined with Sandvik Tooling's global sales and marketing resources" says Anders Thelin, President Sandvik Tooling. "Within Sandvik Tooling, DEPO can both expand business operations and increase its productivity by capitalizing on the synergies offered within the business area."

DEPO's offering to customers consists of tools for metal cutting, machine tools, application expertise, CAM software as well as after-market service and training. DEPO's current owner, Heinz Deitert, will continue working in close cooperation with Sandvik to further develop the DEPO concept.

The acquisition is subject to approval of the anti-trust authorities.

Sandviken, 30 September 2004

Sandvik AB; (publ)

For additional information, please contact Anders Thelin, President Sandvik Tooling, +46 26 26 63 84.

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 37,000 employees in 130 countries, with annual sales of approximately SEK 50,000 M.

Sandvik Tooling is a business area within the Sandvik Group and the world-leading manufacturer of tools and tooling systems for metalworking as well as of blanks and components. Annual sales are about SEK 18,000 M with 15,000 employees. Approximately 5% of the turn-over is invested in R&D. Products are manufactured in cemented carbide, high-speed steel and other hard materials such as diamond and dspecial ceramics. Well-established brands are Sandvik, Sandvik Coromant, Walter, Valenite, Dormer, Titex, Prototyp, Precision etc.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43